RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated March 15, 2011 to the Product Prospectus Supplement ERN-ETF-1 Dated February 16, 2011, Prospectus Dated January 28, 2011, and Prospectus Supplement Dated January 28, 2011	$ 500,000 Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012 Royal Bank of Canada

Royal Bank of Canada is offering the Buffered Bullish Return Notes (the “Notes”) linked to the performance of the Reference Asset named below.

The CUSIP number for the Notes is 78008KR47. The Notes provide a one-for-one positive return if the price of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of 120.80% of the principal amount of the Notes. The Notes do not pay interest, and investors are subject to a one-for-one loss of the principal amount of the Notes for any percentage decrease from the Initial Level to the Final Level of more than 10% between the Pricing Date and the Valuation Date. Any payments on the Notes are subject to our credit risk.

Issue Date: March 18, 2011

Maturity Date: September 20, 2012

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated February 16, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$500,000
Underwriting discounts and commissions	0.25%	$1,250
Proceeds to Royal Bank of Canada	99.75%	$498,750

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $2.50 per $1,000 in principal amount of the Notes and used a portion of that commission to allow selling concessions to other dealers of $2.50 per $1,000 in principal amount of the Notes. The price of the Notes also included a profit of $5.50 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. The total commission received by RBCCM, which includes concessions to other dealers, and the hedging profits of Royal Bank of Canada, was $8.00 per $1,000 in principal amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	iShares® MSCI Canada Index Fund

Bloomberg Ticker:	EWC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	March 15, 2011

Issue Date:	March 18, 2011

CUSIP:	78008KR47

Valuation Date:	September 17, 2012

Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1.Principal Amount + (Principal Amount x Percentage Change); and
2.Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than the Buffer Percentage (that is, the Percentage Change is between zero and -10%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change is negative, by more than the Buffer Percentage (that is, the Percentage Change is between -10.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Final Level - Initial Level Initial Level

Initial Level:	31.92

Final Level:	The closing price per share of the Reference Asset on the Valuation Date.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

Maximum Redemption Amount:	120.80% multiplied by the principal amount

Buffer Percentage:	10%

Buffer Level:	28.73 (90% of the Initial Level, rounded to two decimal places)

Maturity Date:	September 20, 2012, subject to extension for market and other disruptions, as described in the product prospectus supplement.

Term:	Eighteen (18) months

Principal at Risk:
The Notes are NOT principal protected.  You may lose a substantial portion of your principal amount at maturity if there is a percentage decrease in the closing price per share of the Reference Asset of more than 10% from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated February 16, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated February 16, 2011, as modified by this pricing supplement.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011, and the product prospectus supplement dated February 16, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 16, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated February 16, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000547/c210112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Final Level or the closing price per share of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples are based upon the Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), the Maximum Redemption Amount of 120.80% of the principal amount, and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5%) = $1,000 + $50 = $1,050

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050, a 5% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	47%

	Payment at Maturity:	$1,000 + ($1,000 x 47%) = $1,000 + $470 = $1,470 however, the Maximum Redemption Amount is $1,208

	On a $1,000 investment, a 47% Percentage Change results in a Payment at Maturity of $1,208, a 20.8% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

	Percentage Change:	-8%

	Payment at Maturity:	At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the principal amount.

	On a $1,000 investment, a -8% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

	Percentage Change:	-20%

	Payment at Maturity:	$1,000 + [$1,000 x (-20% + 10%)] = $1,000 - $100 = $900

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

INFORMATION REGARDING THE REFERENCE ASSET

We have derived the following information from publicly available documents published by iShares, a registered investment company. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the Reference Asset and the Reference Asset will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Reference Asset or securities in the MSCI Canada Index (the “Underlying Index”). Neither we nor RBC Capital Markets, LLC participates in the preparation of the publicly available documents described below. Neither we nor RBC Capital Markets, LLC has made any due diligence inquiry with respect to the Reference Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Reference Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Asset could affect the value of the shares of the Reference Asset on the Valuation Date and therefore could affect the Payment at Maturity.

iShares consists of numerous separate investment portfolios, including the Reference Asset. The Reference Asset seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Reference Asset typically earns income dividends from securities included in the Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Asset’s shareholders as “ordinary income.” In addition, the Reference Asset realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the share price of the Reference Asset, you will not be entitled to receive income, dividend, or capital gain distributions from the Reference Asset or any equivalent payments.

Information provided to or filed with the SEC by iShares under the Securities Act of 1933 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s Website by reference to SEC file numbers 033-97598 and 811-09102, respectively.  We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the Reference Asset is not a recommendation to buy or sell the shares of the Reference Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Asset.

The shares of the Reference Asset trade on the NYSE Arca under the symbol “EWC”.

iShares® is a registered mark of Blackrock Institutional Trust Company, N.A. (“BTC”).  The Notes are not sponsored, endorsed, sold, or promoted by BTC or any of its affiliates (collectively “BlackRock”).  BTC has licensed certain trademarks and trade names of BlackRock for our use.  BlackRock makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes.  BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The Underlying Index

The disclosures contained in this pricing supplement regarding the Underlying Index including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources, including Bloomberg Financial Markets. The information reflects the policies of, and is subject to change by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is intended to measure the performance of the Canadian equity market. The Underlying Index is a capitalization-weighted with a base date of December 31, 1969 that aims to capture 85% of the (publicly available) total market capitalization. Component companies are adjusted for available float and must meet objective criteria for inclusion in the Underlying Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. As of February 28, 2011, the five largest sector weights were Financials (31.33%), Energy (27.73%), Materials (21.93%), Industrials (5.26%), and Consumer Discretionary (3.71%).

The MSCI Canada Index is part of the MSCI Developed Markets Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

General - MSCI Indices

MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.

MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

•	defining the equity universe;

•	determining the market investable equity universe for each market;

•	determining market capitalization size segments for each market;

•	applying index continuity rules for the MSCI Standard Index;

•	creating style segments within each size segment within each market; and

•	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe. The equity universe is defined by:

•
Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

The investability screens used to determine the investable equity universe in each market are as follows:

•
Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

•
Equity Universe Minimum Free Float−Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float−adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•
DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float−adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

•
Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

•
Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi−annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi−Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size−based indices:

•	Investable Market Index (Large + Mid + Small);

•	Standard Index (Large + Mid);

•	Large Cap Index;

•	Mid Cap Index; or

•	Small Cap Index.

Creating the size segment indices in each market involves the following steps:

•	defining the market coverage target range for each size segment;

•	determining the global minimum size range for each size segment;

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

•	determining the market size−segment cutoffs and associated segment number of companies;

•	assigning companies to the size segments; and

•	applying final size−segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS. Under the GICS, each company is assigned to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover. In particular, index maintenance involves:

(i)	Semi−Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	updating the indices on the basis of a fully refreshed equity universe;

•	taking buffer rules into consideration for migration of securities across size and style segments; and

•	updating FIFs and Number of Shares (“NOS”).

(ii)	Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

•	reflecting the impact of significant market events on FIFs and updating NOS.

(iii)
Ongoing Event−Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Neither we nor RBC Capital Markets, LLC accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Underlying Index.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2008, 2009 and 2010, as well as for the period from January 1, 2011 through March 15, 2011.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)

1/1/2008	3/31/2008	33.10	26.40	30.30
4/1/2008	6/30/2008	36.21	30.09	33.24
7/1/2008	9/30/2008	33.72	25.24	26.34
10/1/2008	12/31/2008	26.82	14.12	17.43

1/1/2009	3/31/2009	19.07	13.64	16.46
4/1/2009	6/30/2009	23.80	16.21	21.42
7/1/2009	9/30/2009	26.29	19.55	25.48
10/1/2009	12/31/2009	26.92	23.58	26.33

1/1/2010	3/31/2010	28.33	23.92	27.89
4/1/2010	6/30/2010	28.99	22.75	24.82
7/1/2010	9/30/2010	28.82	24.21	28.03
10/1/2010	12/31/2010	31.15	27.95	31.00

1/1/2011	3/15/2011	34.20	30.47	31.92

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Buffered Bullish Return Notes Linked to the iShares® MSCI Canada Index Fund, Due September 20, 2012

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about March 18, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated January 28, 2011.  For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.

RBC Capital Markets, LLC